December 2, 1996


                         WASTE RECOVERY CLOSES DEAL WITH
                       U.S. TIRE RECYCLING PARTNERS, L.P.

DALLAS, December 2 - - Waste Recovery, Inc. (OTC: WRII), the largest processor of scrap tires and producer of tire-derived fuel (TDF) in the U.S., announced today that it has concluded the previously announced acquisition of the assets and business of U.S. Tire Recycling Partners, L.P. (UST) effective the first of October 1996. The partners of UST will receive a combination of newly issued shares of common stock of Waste Recovery along with convertible subordinated debt.

U.S. Tire Recycling Partners, L.P. is a major collector and processor of scrap tires in the Southeast and is located in Concord, N.C. The company collects and disposes of approximately 6 million tires per year from a market area which includes all of North Carolina, South Carolina and Virginia, as well as parts of Georgia and Tennessee. USTs operations include a shredding facility which produces TDF and drainfill material, as well as the operation of a tire monofill, which is a landfill dedicated to the disposal of shredded tires. Gross revenues in 1996 are expected to exceed $5 million with pretax profit in excess of $1 million. With this acquisition, WRI will be processing more than 27 million tires a year, or approximately 10% of the total discarded annually in the U.S.

The Company also reported that Martin Bernstein and Andrew Bodner have joined the Board of Directors of Waste Recovery as representatives of the former UST owners, who include several individuals with senior management experience in major national solid waste management companies. The acquisition agreement provides for the election of a third director at the Companys annual shareholders meeting to be held in the Spring of 1997. David Greenstein, the current EVP of U.S. Tire Recycling Partners, L.P., has been elected President of the new WRI subsidiary as well as a Senior Vice President of WRI.

We are excited that the U.S. Tire operations are now a part of Waste Recovery said Thomas L. Earnshaw, President and Chief Executive Officer of WRI. The merger enhances Waste Recoverys longer term prospects. In the short run, the contribution from UST in the current quarter should allow WRI to report record earnings for the current quarter both in absolute terms as well as on a per share basis. Equally important to the economic contribution from UST, the addition of Mr. Bernstein and Mr. Bodner will provide WRI with in-depth experience in the recycling and tire collection and disposal industries, and also offer us access to new sources of capital to fund our future acquisition plans. more - Mr. Bernstein, who will remain Chairman of UST is also the President, Chief Executive Officer, and a major shareholder of Ponderosa Fibres of America, a privately-held waste paper recycler producing de-inked pulp, with mills in six states across the country and sales in excess of $100 million. Mr. Bodner was President of UST prior to its merger with WRI and was a co-founder of an alternative energy company that developed, owned and operated two whole tire-to-energy electric generating facilities in the United States.

At a meeting of the Companys newly-formed Executive Committee, Mr. Bernstein added, Waste Recovery is the vehicle which we expect to grow into the first truly national tire recycling business capable of serving all 50 states. The industry is presently going through a consolidation phase, and as such lends itself to growth through the roll-up of small operations which can benefit from WRIs know-how in the production of TDF. We believe this business to be unique since it is the only publicly-traded company that has the ability to recycle 100% of the tire through a process that has been proven over ten years, and to do it profitably. Unlike the recycling business in general, the primary end product (TDF) is priced as a function of the cost of energy, principally coal, and consequently is immune to the extreme price volatility inherent in most recycling businesses.

Mr. Earnshaw concluded, The consolidation into WRI of the operations of UST and
the  recently  announced  pending   acquisition  of  NIPSCOs  interest  in  the
WR-Illinois partnership, should provide us with a base of operations which will allow us to make significant progress in expanding into other parts of the U.S. in 1997. We look forward to important growth in WRIs national market share, with accompanying increases in sales volume and profitability in 1997.

Contact:          Thomas M. Ennis
                  Vice President
                  Cameron Associates
                  (212) 644-9560